Exhibit 10.1

CHARLES & COLVARD, LTD.

FISCAL 2019 Q3-Q4 SENIOR MANAGEMENT EQUITY INCENTIVE PROGRAM

Adopted February 12, 2019

The Charles & Colvard Fiscal 2019 Q3-Q4 Senior Management Equity Incentive Program (the “Program”) is a compensatory program established pursuant to the Charles & Colvard, Ltd. 2018 Equity Incentive Plan (the “2018 Plan”) for the last six months of the 2019 fiscal year (i.e., January 1, 2019 through June 30, 2019). The Compensation Committee (the “Committee”) of the Board of Directors of Charles & Colvard, Ltd. (the “Company”) is charged with administering the Program. The Program covers performance-based restricted stock awards and cash bonus awards for Company personnel at the level of Vice-President and above, other than the Senior Vice President of Sales (the “Eligible Employees”).

The Program supersedes and replaces all prior management incentive plans or programs for all periods commencing on or after January 1, 2019.

Purpose and Objective

The Program is intended to further strengthen the Company’s pay for performance philosophy and more closely align the Eligible Employees’ interests with those of the Company and its shareholders by granting Eligible Employees significant equity and cash compensation awards that are tied to both Company and individual performance. The Program provides for a mixture of both performance-based and time-based vesting of equity compensation awards to permit the Committee to tie vesting to the attainment of specific performance measures under the 2018 Plan while also encouraging the longer-term retention of Eligible Employees.

Description of Awards

Each award (an “Award”) granted under this Program shall consist of (1) a restricted stock award representing 70% of the Award’s value (the “Restricted Stock Component”), to be granted to Eligible Employees upon approval of this Program, and (2) a cash bonus award representing 30% of the Award’s value (the “Cash Component”), to be paid to Eligible Employees on the payroll date following the Vesting Date (as defined below) subject to achievement of performance goals.

The value of Awards shall be expressed in “Share Equivalents,” which is the number of shares of the Company’s restricted stock that would be granted pursuant to each Award if the Restricted Stock Component equaled 100% of the Award. For example, if an Award is expressed as 100 Share Equivalents and all performance goals are achieved at the 100% level (as more fully described below), the Restricted Stock Component would equal 70 Share Equivalents and the Cash Component would equal 30 Share Equivalents. The value of the Share Equivalents shall be set on the grant date of the Restricted Stock Component of the Awards.

Achievement of Awards

Awards granted under this Program have both performance and service measures. Achievement of an Eligible Employee’s performance measures shall be measured by the Committee as follows: (1) 65% of each Award shall be based on the achievement of a shared Company goal regarding revenue (the “Revenue Measure”); (2) 25% of each Award shall be based on the achievement of a shared Company goal regarding EBITDA (the “EBITDA Measure” and together with the Revenue Measure, the “Company Measures”); and (3) 10% of each Award shall be based on the achievement of individual performance goals (the “Personal Measures”), all for the period from January 1, 2019 through June 30, 2019 (the “Performance Measurement Period”). If the Company does not achieve 80% of the Revenue Measure, the Restricted Stock Component of each Award shall be forfeited and the Cash Component of each Award shall not be paid. The Company must achieve at least 90% of the Revenue Measure in order for the portion of the Award attributed to the Company Measures to be vested/paid, as applicable. Achievement on a sliding scale from 90% to 120% of the Revenue Measure shall result in payment ranging from 75% to 140% of the portion of the Award attributed to the Revenue Measure. Eligible Employees may achieve from 0% to 100% of his or her Personal Measures. The Restricted Stock Component and Cash Component of each Award shall be reduced proportionately by any performance that is measured below 100% accordingly. The Personal Measures and Company Measures are determined by the Committee and may be modified by the Committee during, and after the end of, the Performance Measurement Period, subject to the terms of the 2018 Plan. In addition, an Eligible Employee must remain in continuous service until July 31, 2019 (the “Vesting Date”) for restrictions to fully lapse on the Restricted Stock Component and for the Cash Component to be paid.

Under this Program, the Eligible Employees shall be eligible to receive the following Awards:

Position	Maximum Share Equivalents
Chief Executive Officer	75,000
Chief Financial Officer and Chief Operating Officer	37,500
Eligible Vice President(s)	17,500

The Program provides the Committee discretion to make additional Awards above the targeted award level in recognition of extraordinary performance.

Committee Discretion in Granting Awards and Administering the Program for Future Employees

Any person who commences employment with the Company after January 1, 2019 may be designated an Eligible Employee for purposes of the Program at the discretion of the Committee and receive an Award with a pro-rated number of Share Equivalents.

Source of Equity Compensation Awards; Coordination with 2018 Plan

The Restricted Stock Component of all Awards granted pursuant to the Program shall be issued under and pursuant to the 2018 Plan. All terms, conditions, and requirements of the 2018 Plan are expressly incorporated into the Program by reference. The Restricted Stock Component of all Awards granted pursuant to the Program shall be evidenced by an appropriate Award Agreement in the form approved by the Committee for use under the 2018 Plan, and the Restricted Stock Component of each Award hereunder shall be subject to the terms and conditions set forth in the applicable Award Agreement and the 2018 Plan. To the extent there is any conflict or ambiguity between the terms of this Program and the 2018 Plan or between this Program and any applicable Award Agreement, the terms of the 2018 Plan or the applicable Award Agreement shall control.

Amendment and Termination of the Program

The Program may be amended or terminated at any time by the Committee or the Company’s Board of Directors. The Committee shall have unilateral authority to amend the Program and any Award granted pursuant to the Program (without the recipient’s consent) to the extent necessary to comply with applicable laws, rules, or regulations or changes to applicable laws, rules, or regulations (including but not limited to Section 409A of the Internal Revenue Code of 1986, as amended, federal securities laws, or related regulations or other guidance).

Withholding; Tax Matters

In accordance with the terms of the 2018 Plan and applicable Award Agreements thereunder, the Company shall withhold, or shall require the recipient to pay the Company in cash, the amount of any local, state, federal, foreign, or other tax or other amount required by any governmental authority to be withheld and paid over by the Company to such authority for the account of the recipient. The Company makes no warranties or representations with respect to the tax consequences (including but not limited to income tax consequences) related to the transactions contemplated by this Program and the 2018 Plan. A recipient should consult with his/her own attorney, accountant, and/or tax advisor regarding the decision to accept equity compensation awards under the Program and the consequences thereof. The Company has no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for any recipient.

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